Exhibit 99.2

CATALYST PAPER CORPORATION

PROXY
ANNUAL MEETING
APRIL 29, 2008

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CATALYST PAPER CORPORATION

The undersigned shareholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints Michel Desbiens of Beaconsfield, Quebec or failing him, David Smales of Richmond, British Columbia, or instead of either individual, ______________________ of ___________________, with full power of substitution as the nominee of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of the Corporation to be held on April 29, 2008 and at any adjournments thereof. The undersigned specifies that with respect to any of the matters listed below, the shares registered in the name of the undersigned shall on a poll or ballot be voted for or against or not voted by said nominee as so specified.

1.

Election of Directors. The nominees proposed by the management of the Corporation are:

Thomas S. Chambers Gary Collins Michel Desbiens Benjamin C. Duster, IV Richard Garneau Neal P. Goldman Denis Jean Jeffrey G. Marshall Amit B. Wadhwaney	Vote FOR ☐ Vote FOR ☐ Vote FOR ☐ Vote FOR ☐ Vote FOR ☐ Vote FOR ☐ Vote FOR ☐ Vote FOR ☐ Vote FOR ☐	WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐ WITHHOLD Vote ☐

2.

Appointment of KPMG LLP, Chartered Accountants, as auditors	Vote FOR ☐	WITHHOLD Vote ☐

3.

Shareholder Proposal No. 1	Vote FOR ☐	Vote AGAINST ☐

With respect to any amendment or variations to the matters listed above or identified in the Notice of Annual Meeting and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

DATED the	day of	, 2008.
Signature of Shareholder

NOTES:
1.

This proxy form must be signed and dated in the space set forth above by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer, or attorney thereof. If this proxy form is not dated in the space set forth above, it will be deemed to bear the date on which it was mailed by management of the Corporation, who are making the solicitation of this proxy form.

2.

Proxies must be delivered to the Corporation’s head office, 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia V7B 1C3 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, in either case prior to 2:00 p.m. Vancouver time on April 25, 2008. A self-addressed envelope is enclosed.

3.	Your name and address are recorded as shown on the back hereof. If incorrect, please correct.